FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
December 24, 2008

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

MTS Brand Coming to India

December 24, 2008

Moscow, Russian Federation – Mobile TeleSystems OJSC (“MTS” – NYSE: MBT), the largest mobile phone operator in Russia and the CIS, and Shyam Telelink Limited ("Shyam Telelink"), JSFC Sistema's telecommunications subsidiary in India, announces the agreement to allow Shyam Telelink to use MTS brand in India.

Under the terms of the agreement, Shyam Telelink will have the right to use the MTS brand in its marketing communications and advertising in India, beginning February 2009. The decision to introduce the brand to India is reflective of the brand’s success in the Company’s markets of operation since its launch in May 2006. In April 2008, MTS brand was recognized as one of the BRANDZ™ Top 100 Most Powerful Brands, a ranking published by the Financial Times and Millward Brown, a leading global market research and consulting firm.

“We are excited about the opportunity to extend our brand values to one of the most populous countries and most dynamic mobile growth markets in the world,” noted Ms. Cynthia Gordon, Global Brand Chief of MTS. “We are confident that the MTS brand will translate well to the Indian market, and its introduction will bring tangible benefits to MTS and raise the overall value of its brand.”

“Coming to market with a fully developed and globally recognized brand will give us a clear competitive advantage in the marketplace,” said Mr. Vsevolod Rozanov, CEO of Shyam Telelink. “The MTS brand offers Shyam a valuable portfolio of marketing guidelines that will provide time and cost advantages. The universality of MTS’ brand values and the simplicity of its design will resonate well among potential customers in India, and we are confident that the brand will aid in the expansion of our business.”

The agreement is limited to using the MTS brand in India and there are no further plans for participation in Shyam Telelink’s operations or launching MTS products or services in India. The terms also stipulate that MTS will act as the brand guardian to insure brand usage and marketing communications adhere to the MTS brand guidelines.

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For further information, please contact:

Mobile TeleSystems, Moscow

Investor Relations

Tel:+7 495 223 2025

E-mail: ir@mts.ru

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 89.68 million subscribers. The regions of Russia, as well as Armenia, Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Mikhail Shamolin
	Name:	Mikhail Shamolin
	Title:	CEO

Date: December 24, 2008